UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (the "Company") announced today that Midroog Ltd. (an Israeli rating agency, a 51% subsidiary of Moody’s ("Midroog")) has reaffirmed the A3 rating (on local scale) for the Company and the Series C debentures issued by the Company, while revising the outlook from stable to negative. Midroog has also updated the rating for up to NIS 120 million in commercial paper (CP) issued by the Company, from P-1 to P-2. The CP rating is valid until March 31, 2016.

Attached to this Form 6-K is an unofficial English translation of the Midroog report, provided by Midroog, as well as a related Consent of Rating Agency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

March 10, 2015	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary